FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94[redacted]

TEL: (650) 470-45

FAX: (650) 470-45

www.skadden.com

04036958

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September 16, 2004

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and last updated on May 18, 2004, enclosed please find a ninth update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) one 287 Companies House Filing, which falls under Annex A, Item 9 of the above referenced exemption application, (ii) six 88(2), one 288c and two 288a Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application and (iii) five releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4585 with any questions regarding this update to the exemption application.

Very truly yours,

K. Izadi

Kambiz Izadi

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

FILE NO. 82-34736

UPDATE TO ANNEX A, ITEM 9

FILE NO. 82-34736

Blueprint 2000 Company Secretary

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02231246

Company Name in full The Sage Group plc

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: North Park

Post town: Newcastle upon Tyne.

County / Region:

Postcode: NE13 9AA

Signed [signature] **Date** 22.6.2004

† Please delete as appropriate.

† a ~~director~~/secretary/~~administrator/administrative receiver/liquidator/receiver manager/receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Claire Naylor, The Sage Group plc, North Park,

Newcastle upon Tyne, NE13 9AA

Tel 0191 294 3000.

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

A24 COMPANIES HOUSE 0301 25/06/04

UPDATE TO ANNEX B, ITEM 5

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number | 2231246

Company name in full | The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	932		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Design SHAREOPT Part ID 092	Ordinary	932
Address PO Box 1025 Commercial Union House		
39 Pilgrim Street, NEWCASTLE UPON TYNE		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	932
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 2.4.2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E7526 Tel: 01903 83342

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	2	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	30,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominees UK Limited Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted Ordinary	Number allotted 30,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 30,000

Please enter the number of continuation sheet(s) (if any) attached to this form:

Signed [signature] Date 5.7.2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JW/7702 Tel: 01903 833436
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	03	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,520		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	114.80p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name M/S.JOANNE ROBSON Address 16 GLYNWOOD GARDENS GATESHEAD UK Postcode N E 9 5 R R	Class of shares allotted Ordinary	Number allotted 3,520
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,520

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 15 June 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-B/JP5804 Tel: 01903 833415

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,838		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name MR.WAYNE DAVIES Address 20 PROSPECT CLOSE BALLYBODEN DUBLIN 18 IRELAND UK Postcode	Class of shares allotted Ordinary	Number allotted 2,838
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,838

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 16/7/04

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING . WEST SUSSEX BN99 6DA
ESP-B/JP5996 Tel: 01903 833262
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	8	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,731		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736.

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle-upon-Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 3,731
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,731

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 16/7/04

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/7798 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7462		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name Brewin Nominees Limited Part ID 092 Design SHAREOPT	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	7,462
39 Pilgrim Street, NEWCASTLE UPON TYNE		
UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	7,462
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 30/7/04

A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/FB009 Tel: 01903 833

FILE NO. 82-34736

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

Please complete in typescript, or in bold black capitals.

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

CHFP010

Company Number	02231246
Company Name in full	The Sage Group plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 27 Month 07 Year 2004

Name * Style / Title		* Honours etc	
Forename(s)	Michael Edward Wilson		
Surname	Jackson		
† Date of Birth	Day 16 Month 03 Year 1950		

Change of name *(enter new name)*

Forename(s)	
Surname	

Change of usual residential address *(enter new address)*

	Harcombe House, Park Lane, Ropley		
Post town	Alresford		
County / Region	Hants	Postcode	SO24 0BE
Country	England		

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26.7.2004

(**director/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Claire Naylor, The Sage Group plc, North Park,
Newcastle upon Tyne, NE13 9AA

Tel 0191 294 3000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

FILE NO. 82-34736

Blueprint 2000 Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 02231246

Company Name in full: The Sage Group plc

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	23 06 2004
† Date of Birth (Day Month Year)	23 07 1947
Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME	
* Style / Title	
* Honours etc	
Forename(s)	Anthony John
Surname	Hobson
Previous forename(s)	
Previous surname(s)	
Usual residential address	Thatch End , The Warren
Post town	East Horsley
Postcode	KT24 5RH
County / Region	Surrey
Country	
† Nationality	British
† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature] **Date**: 24/6/04

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] **Date**: 1.7.04

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Claire Naylor, The Sage Group plc, North Park,
Newcastle upon Tyne, NE13 9AA
Tel 0191 294 3000.

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Company Number 02231246

† Directors only. † Other directorships See attached Schedule.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.
- a peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

FILE NO. 82-34736

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02231246

Company Name in full The Sage Group plc

Name Anthony John Hobson

Company Name	Resignation
Banner Life Insurance Company Limited	28/02/2001
Dwr Cymru (Financing) Limited	05/09/2002
Dwr Cymru (Holdings) Limited	05/09/2002
Dwr Cymru Cyfyngedig	
Esure Holdings Limited	
Esure Insurance Limited	
First Alternative Holdings Limited	
First Alternative Insurance Company Limited	
Glas Cymru (Securities) Cyfyngedig	05/09/2002
Glas Cymru Cyfyngedig	
Halifax Group plc	30/09/2002
Halifax plc	
HBOS plc	
HBOS Treasury Services plc	27/04/2004
Jardine Lloyd Thompson Group plc	
Legal & General Assurance Society Limited	28/02/2001
Legal & General Direct (Holdings) Limited	28/02/2001
Legal & General Finance plc	28/02/2001
Legal & General Group plc	28/02/2001
Legal & General Holdings Limited	28/02/2001
Legal & General Insurance Holdings Limited	28/02/2001
Legal & General International (Holdings) Limited	28/02/2001
Legal & General International Limited	28/02/2001
Legal & General Investment Management Dormant (Holdings) Limited	31/12/2000
Legal & General Overseas Holdings Limited	28/02/2001
Legal & General Shellco (No.1) Limited	28/02/2001
Legal and General Holdings (Overseas) Limited	28/11/2000
Liberata plc	
Northern Foods plc	
RWE Thames Water plc	17/11/2000

FILE NO. 82-34736

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 02231246

Company Name in full: The Sage Group plc

Name: Anthony John Hobson

Company Name	Resignation
Sainsbury's Bank plc	
Welsh Water Utilities Finance plc	05/09/2002

FILE NO. 82-34736

Blueprint 2000 Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 02231246

Company Name in full: The Sage Group plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	2 3	0 6	2 0 0 4
† Date of Birth	1 9	0 1	1 9 5 7

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	David Hugh
Surname	Clayton
Previous forename(s)	
Previous surname(s)	
Usual residential address	Fairhaven, 19 Peaks Hill
Post town	Purley
Postcode	CR8 3JG
County / Region	Surrey
Country	
† Nationality	British
† Business occupation	Consultant
† Other directorships (additional space next page)	None

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature] **Date**: 24.06.2004

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] **Date**: 1.7.04

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Claire Naylor, The Sage Group plc, North Park,
Newcastle upon Tyne, NE13 9AA
Tel 0191 294 3000.

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

FILE NO. 82-34736

Company Number 02231246

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

FILE NO. 82-34736

UPDATE TO ANNEX C

	Date	Press Information Title
1.	5-19-04	Disclosure of Interest in Shares
2.	6-08-04	Section 198 Notification
3.	6-14-04	Interim Report for 6 months ended 31 March 2004
4.	6-23-04	Appointment of Non-executive Directors
5.	7-12-04	Disclosure of Interest

RNS Number:8689Y
Sage Group PLC
19 May 2004

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST IN SHARES

The Company received notification on 18 May 2004 from Threadneedle Asset Management Limited that, Zurich Financial Services and its group no longer have a notifiable interest in the Ordinary shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBKLFFZEBXBBZ

Sage Grp.(SGE)

Clic

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

	Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↑	0.75	0.5%	164.25	164.0	164.25	166.0	163.25	164.0	[illegible]

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt C
Software & Computer Services	660.345	151.037	8.16	20.19	21(

Type	Size	Price	Date	Time	Units
AT	616	164.25	[illegible]	[illegible]	GBX

Recent News

Date	Time	Source	Headline
12/07/04	16:42	UKREG	Holding(s) in Company
23/06/04	07:02	UKREG	Statement re Appointment of Non-executive Directors
14/06/04	17:36	UKREG	Statement re Interim Report
08/06/04	17:01	UKREG	Holding(s) in Company
19/05/04	15:35	UKREG	Holding(s) in Company
11/05/04	16:56	UKREG	Holding(s) in Company
11/05/04	08:55	AFXF	Sage Group's Walker still looking for acquisitions

More

Recent BB Discussio

Date	Time	Source	Headline
26/06/04	09:59	FBB	CAN SAGE make it stock
14/04/04	15:04	FBB	100p -- Only debate
17/12/03	11:28	FBB	SAGE SELLISELL
10/06/03	23:12	FBB	Irritating news
04/06/03	19:56	FBB	Good days not far aw
15/05/03	15:00	FBB	SAGE ....a "BUY"
19/12/02	18:19	FBB	SAGE next years Ch
08/12/02	23:09	FBB	Sage cooking the boo

RNS Number:5510Z
Sage Group PLC
08 June 2004

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 8 June 2004 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 51,905,617 Ordinary shares of 1p each of the Company.

This represents 4.053% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder	Number of Sh
Chase Nominees Limited	902,700
Nortrust Nominees	535,100
Mellon Nominees (UK) Limited	45,500
Total	1,483,300

Capital International Limited

Registered Holder	Number of Sha
State Street Nominees Limited	607,070
Bank of New York Nominees	14,333,137
Nortrust Nominees Limited	2,453,200
Chase Nominees Limited	5,382,260
Midland Bank plc	333,500
Bankers Trust	437,300
Barclays Bank	184,000
Citibank London	160,300
Morgan Guaranty	674,100
Nortrust Nominees Limited	8,520,275
State Street Bank & Trust Co.	1,867,467
Deutsche Bank AG	2,647,148
HSBC Bank plc	2,113,600
Mellon Bank N.A.	514,700
Northern Trust South Africa	351,000
KAS UK	61,200
Mellon Nominees (UK) Limited	193,100
Bank One London	237,000
Total	41,070,357

Capital International S.A

Registered Holder	Number of Sha
Chase Nominees Limited	1,345,600
Royal Bank of Scotland	95,100
Midland Bank plc	14,500
State Street Bank & Trust Co	116,000
Lloyds Bank	49,400
Citibank Toronto	27,800
Total	1,648,400

Capital International, Inc.

Registered Holder	Number of Sha
State Street Nominees Limited	2,421,700
Bank of New York Nominees	575,725
Chase Nominees Limited	3,539,800
Nortrust Nominees	288,700
State Street Bank & Trust Co	162,000
Citibank NA Toronto	488,435
HSBC Bank plc	95,200
Citibank London	90,400
Deutsche Bank Mannhelm	32,400
Bankers Trust	9,200
Total	7,703,560

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQVLFBSQBBBBK

Sage Grp.(SGE) Clic

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

	Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↑	0.5	0.3%	164.0	164.0	164.25	166.0	163.25	164.0	1,366,892

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt C
Software & Computer Services	560.345	151.037	8.16	20.19	21(

Type	Size	Price	Date	Tr.Time	Units
AT	384	164.0	1/9/04	14:48	GBX

Recent News

Date Time Source Headline

More

Recent BB Discussio

Date Time Source Headline

12/07/04	16:42	UKREG	Holding(s) in Company
23/06/04	07:02	UKREG	Statement re Appointment of Non-executive Directors
14/06/04	17:36	UKREG	Statement re Interim Report
08/06/04	17:01	UKREG	Holding(s) in Company
19/05/04	15:35	UKREG	Holding(s) in Company
11/05/04	16:56	UKREG	Holding(s) in Company
11/05/04	08:55	AFXF	Sage Group's Walker still looking for acquisitions

26/08/04	09:59	FBB	CAN SAGE make it i stock
14/04/04	15:04	FBB	100p -- Only debate
17/12/03	11:28	FBB	SAGE SELL!SELL!!"
10/06/03	23:12	FBB	Irritating news
04/06/03	19:58	FBB	Good days not far aw
15/05/03	16:00	FBB	SAGE ....a "BUY"
19/12/02	18:19	FBB	SAGE next years Ch
06/12/02	23:09	FBB	Sage cooking the bo





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SELL	1	6.25%
HOLD	0	0.00%

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(Totals are of users' ratings registered in the last 30 days)

31 gb advfnpgslwiga nmona lse sge stocks :: 01/09/2004 14:48:27 :: 0.3796

14 June 2004

Interim Report for 6 months ended 31 March 2004

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0) 207 066 1000

END

Sage Grp.(SGE) Clic

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

	Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↑	0.5	0.3%	164.0	164.0	164.25	166.0	163.25	164.0	1,366,892

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt C
Software & Computer Services	560.345	151.037	8.16	20.19	21(

Type	Size	Price	Date	Tr.Time	Units
AT	384	164.0	1/9/04	14:48	GBX

Recent News

Date	Time	Source	Headline
12/07/04	16:42	UKREG	Holding(s) in Company
23/06/04	07:02	UKREG	Statement re Appointment of Non-executive Directors
14/06/04	17:36	UKREG	Statement re Interim Report
09/06/04	17:01	UKREG	Holding(s) in Company
19/05/04	15:35	UKREG	Holding(s) in Company

More

Recent BB Discussio

Date	Time	Source	Headline
26/08/04	09:59	FBB	CAN SAGE make it stock
14/04/04	15:04	FBB	100p -- Only debate
17/12/03	11:28	FBB	SAGE SELL!SELL!!
10/06/03	23:12	FBB	Irritating news

23rd June 2004

The Sage Group plc

Appointment of Non-executive Directors

The Sage Group plc ("Sage") today announces two Non-executive Directorship appointments. Tony Hobson and David Clayton will both join the Group Board with immediate effect.

Tony Hobson, aged 56, has a background in financial services, corporate finance, and information technology. He was Group Finance Director of Legal & General Group plc between 1986 and 2001. Latterly, he is a non-executive director of Northern Foods plc as Deputy Chairman, HBOS plc as Audit Committee Chairman, and Jardine Lloyd Thompson Group plc. Previously, he was the Senior Independent Director at Thames Water plc until its acquisition by RWE in 2000.

David Clayton, aged 47, retired this year as Head of European Technology Research at Credit Suisse First Boston. He led the bank's successful expansion in this sector between 1995 and 2004. Previously, he held sales director posts at several business software and IT services companies, focussing largely on financial institutions.

Michael Jackson, Chairman of Sage, said: "We are delighted to welcome Tony and David to the Sage Board. Tony brings with him detailed understanding of corporate financial management as well as senior experience across a wide range of businesses. David will contribute insights into both our market environment and the views of our investors. These two additions will complement the considerable non-executive expertise on the Board. We look forward to working with Tony and David as we continue to progress our growth strategy."

There are no other details requiring disclosure under Listing Rule 16.4, relating to further information on these individuals including other public company directorships.

Enquiries

The Sage Group plc 0191 294 3000 | Tulchan Communications 020 7353 4200

Michael Robinson , Company Secretary | Julie Foster

END

Sage Grp (SGE)

Cli

Name	Symbol	Market	Type	ISIN

RNS Number:7526A
Sage Group PLC
12 July 2004

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 12 July 2004 that Barclays PLC, as at 5 July 2004, no longer has a notifiable interest in the Ordinary Shares of 1p each in the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLQLLFFZDBZBBF

Sage Grp.(SGE) | Clic

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

	Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↑	0.5	0.3%	164.0	164.0	164.25	166.0	163.25	164.0	1,366,892

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt C
Software & Computer Services	560.345	151.037	8.16	20.19	21(

Type	Size	Price	Date	Tr.time	Units
AT	384	164.0	1/9/04	14:48	GBX

Recent News More

Date	Time	Source	Headline
12/07/04	16:42	UKREG	Holding(s) in Company
23/06/04	07:02	UKREG	Statement re Appointment of Non-executive Directors
14/06/04	17:36	UKREG	Statement re Interim Report
08/06/04	17:01	UKREG	Holding(s) in Company
19/05/04	15:35	UKREG	Holding(s) in Company
11/05/04	16:56	UKREG	Holding(s) in Company
11/05/04	08:55	AFXF	Sage Group's Walker still looking for acquisitions

Recent BB Discussio

Date	Time	Source	Headline
26/08/04	09:59	FBB	CAN SAGE make it t stock
14/04/04	15:04	FBB	100p – Only debate i
17/12/03	11:26	FBB	SAGE SELL!SELL!!"
10/06/03	23:12	FBB	Irritating news
04/06/03	19:58	FBB	Good days not far aw
15/05/03	15:00	FBB	SAGE ....a "BUY"
19/12/02	18:19	FBB	SAGE next years Ch
06/12/02	23:09	FBB	Sage cooking the boo